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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  SIFY LIMITED
                        (FORMERLY SATYAM INFOWAY LIMITED)

                    -----------------------------------------
                                (Name of Issuer)

                                  EQUITY SHARES

                    -----------------------------------------
                         (Title of Class of Securities)

                                    804099208

                    -----------------------------------------
                                 (CUSIP Number)

                                  G. Jayaraman
             Vice President Corporate Affairs and Company Secretary
                        Satyam Computer Services Limited
                            Satyam Technology Center
                              Bahadurpally Village
                               Qutbullapur Mandal,
                             R.R. District - 500855
                            Hyderabad, Andra Pradesh
                                      India
                                (91) 40-309-7505

                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 16, 2002

                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box: [X]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  804099208                                        Page 2 of 7 Pages
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 1.   Name of Reporting Person:
      SATYAM COMPUTER SERVICES LIMITED
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 2.   Check the Appropriate Box if a Member of a Group
      (a) [_]
      (b) [_]
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 3.   SEC Use Only

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 4.   Source of Funds (See Instructions):
      NOT APPLICABLE
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 5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e):
      NOT APPLICABLE
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 6.   Citizenship or Place of Organization:
      India
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                      7.    Sole Voting Power
   NUMBER OF                12,182,600
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                 0
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  12,182,600
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            0
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      21,855,624 (Note 1)
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
      NOT APPLICABLE                                                       [_]
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13.   Percent of Class Represented by Amount in Row (11)
      66.64%
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14.   Type of Reporting Person
      CO
--------------------------------------------------------------------------------

--------------------------------
1. See Item 6 herein. Includes 12,182,600 equity shares beneficially owned by Satyam Computer Services Limited ("Satyam" or the "Reporting Person") and an aggregate of 9,673,024 shares beneficially owned by SAIF Investment Company Limited ("SAIF") and Venture Tech Solutions Private Limited "Venture Tech"). The Investor Rights Agreement provides for, under certain conditions, the designation by each of Venture Tech, SAIF and Satyam of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company's equity shares held by SAIF, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Person may be deemed a group with Venture Tech and SAIF within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the equity shares beneficially owned by Venture Tech and SAIF. The Reporting Person disclaims such beneficial ownership and is filing this Schedule 13D on behalf of itself and not on behalf of any other person or entity.

ITEM 1.    SECURITY AND ISSUER

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CUSIP NO.  804099208                                        Page 3 of 7 Pages
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         This statement relates to the ordinary equity shares, par value Indian
Rupees 10 per share (the "Equity Shares"), of Sify Limited, a company incorporated in India (the "Company"). The address of the principal executive offices of the Company is Tidel Park, 2nd Floor, No.4, Canal Bank Road, Taramani, Chennai, 600113, India.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Satyam, a company incorporated in India.

         The Investor Rights Agreement (the "Investor Rights Agreement"), dated October 7, 2002, among the Company, Satyam, Venture Tech and SAIF provides for, under certain conditions, the designation by each Satyam, Venture Tech and SAIF of a member or members of the board of directors of the Company and the election by each such designated member by all Equity Shares held by the Satyam, Venture Tech and SAIF. By virtue of the Investor Rights Agreement, Satyam may be deemed to be a group with Venture Tech and SAIF within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Venture Tech and SAIF. The Reporting Person disclaims such beneficial ownership and is filing this Schedule 13D on behalf of itself and not on behalf of any other person or entity and understands that Venture Tech and SAIF have each filed a separate Schedule 13D.

         (b) & (c) The principal business address of Satyam, which also services as its principal office, is: Satyam Computer Services Limited, Satyam Technology Center, Bahadurpally Village, Qutbullapur Mandal,, R.R. District - 500855, Hyderabad, Andra Pradesh, India. The principal business of Satyam is providing software services.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Satyam acquired its equity shares of the Company (the "Equity Shares") as a parent holding company prior to the registration of such securities pursuant to section 12 of the Securities Act and previously filed a Schedule 13G to disclose the beneficial ownership of these shares. Satyam did not acquire any further equity shares of the Company in the transaction which accompanied the Investor Rights Agreement under which Venture Tech and SAIF acquired Equity Shares of the Company.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person intends to review its investment in the Company from time to time and, depending upon, among other things, the price and availability of the Equity Shares, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to investigate, enter into negotiations or engage in transactions which could result in a decrease of the size of its investment in the Company, including the sale of all or a portion of the Equity Shares in the open market or in private transactions at any time or from time to time.

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CUSIP NO. 804099208                                            Page 4 of 7 Pages
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         In addition, in connection with the purchase of Equity Shares by SAIF and Venture Tech, the Reporting Person entered into the Investor Rights
Agreement (as described in Item 6 below), which contains provisions regarding, among other things, the acquisition, registration, disposition and voting of Equity Shares as well as certain provisions regarding the composition of the Company's board of directors (the "Board"). Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to any of the events described in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of Equity Shares that the Reporting Person may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 21,855,624 (including 12,182,600 Equity Shares beneficially owned by the Reporting Person and an aggregate of 9,673,024 Equity Shares beneficially owned by Venture Tech and SAIF), which constitutes approximately 66.64% of the outstanding Equity Shares.

         By virtue of the Investor Rights Agreement, the Reporting Person may be deemed to be a group with Venture Tech and SAIF within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Venture Tech and SAIF. The Reporting Person disclaims such beneficial ownership.

         (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,182,600 Equity Shares.

         (c) On October 7, 2002, the Company entered into Subscription Agreements with SAIF and Venture Tech (the "Investors") whereby the Investors agreed, pursuant to the terms contained therein, to purchase an aggregate of 9,593,024 Equity Shares. The Reporting Person was not a party to these Subscription Agreements. The transactions contemplated under the Subscription Agreements were privately negotiated and closed on December 16, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

                  INVESTOR RIGHTS AGREEMENT. In connection with the Investors' purchase of Equity Shares, the Company, Satyam, Venture Tech and SAIF entered into the Investor Rights Agreement. The Investor Rights Agreement provides for each of Satyam, Venture Tech and SAIF to vote its Equity Shares for the purpose of designating members to the Board on the following terms:

                  - Two individuals shall be designated by each of Satyam, Venture Tech and SAIF (for so long as Satyam, Venture Tech and SAIF, as the case may be, hold in aggregate at least 10% of the outstanding Equity Shares) and one individual designated by each of the Satyam, Venture Tech and SAIF (for so long as the Satyam, Venture Tech and SAIF, as the case may be, hold in aggregate at least 5% of the Equity Shares).

                  - One individual shall be designated by South Asia Regional Fund Limited

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CUSIP NO. 804099208                                            Page 5 of 7 Pages
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         ("SARF"), a Mauritius company (for so long as SARF is entitled to appoint one member to the Board pursuant to a Share Subscription and Shareholders Agreement, dated as of February 5, 1999, by and among SARF, Satyam and the Company (as amended on September 14, 1999).

                  - The members to the Board described above along with the managing director of the Company shall appoint by majority vote such number of additional members to the Board from a list of independent directors nominated in accordance with the provisions of the Investor Rights Agreement such that the number of members to the Board is increased to nine.

                  - The chairman of the Board shall be appointed from among the members of the Board by a majority vote of the directors nominated by the Investor and SAIF.

                  - One director nominated by each of Venture Tech and SAIF shall be appointed to each of the audit committee, the nominating committee and the compensation committee (to the extent permitted by requirements of law).

                  The Satyam, Venture Tech and SAIF are also required to cooperate in the removal and replacement of any director designated by the Satyam, Venture Tech and SAIF, as the case may be.

                  Until the date that neither Venture Tech (together with its permitted transferees) nor SAIF (together with its permitted transferees) holds at least 7.5% of the non-diluted Equity Shares, the Company is prohibited by the Investor Rights Agreement from taking any of the following actions without the approval of three-fourths majority of the aggregate number of Equity Shares held by the Investor (together with its permitted transferees) and SAIF (together with its permitted transferees):

                  - Any change in the capital structure of the Company or issue (other than employee shares options) Equity Shares or equivalents or other rights to subscribe for, acquire or call for shares or redemption or purchase by the Company of shares or a reduction in the share capital of the Company or in any way change the share capital of the Company;

                  - The issue of any debenture, the making of any loan or extension of any indebtedness by the Company or the granting of any credit or creation of any encumbrance over any of the Company's assets, or the entering into of any guarantee or indemnity except in limited circumstances such as in the ordinary course of business and as contemplated by the Company's business plan;

                  - Appoint any director of the Company or member to any committee except in accordance with the Investor Rights Agreement;

                  - The merger, acquisition or winding up of the Company or participation in any scheme of reconstruction or any settlement involving the Company or liquidation or dissolution of the Company;

                  - Any acquisition of the whole or substantially the whole of the assets and undertaking of the Company or an acquisition by the Company of any part of (or the whole of) the stock or assets and undertakings of another company;

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CUSIP NO. 804099208                                            Page 6 of 7 Pages
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                  - The assignment, sale or other disposal, lease or lending in any twelve month period of any asset or related group of assets of the Company having a net book value in aggregate in excess of 10% of the net book value of the assets of the Company;

                  - The declaration of any dividend, distribution of Company's share capital or purchase, redemption or any kind of acquisition of any of the Company's capital stock or equivalents (other than pursuant to the Investor Rights Agreement);

                  - The Company establishing or materially varying any share or share option plan for any director or employee of the Company. Any loan to or repayment of debts to directors, officers or affiliates of the Company except as may be agreed by the Investor prior to the date of the Investor Rights Agreement;

                  - Any transaction by the Company with any shareholder or any associated company of any shareholder or any directors of the Company or the related parties of any of them involving consideration given or received in excess of US$100,000; and

                  - Any change in the nature or material modification of the business undertaken by the Company.

                  The Investor Rights Agreement also provides for transfer restrictions on the Equity Shares held by Satyam, Venture Tech and SAIF, including the following:

                  - RIGHT OF FIRST OFFER. In the event that Satyam, Venture Tech or SAIF wishes to transfer any restricted Equity Shares to a third party, each of Venture Tech (and its permitted transferees) and SAIF (and its permitted transferees) shall have the right to purchase a proportionate number of the offered restricted Equity Shares at the offered price per share.

                  - TAG-ALONG RIGHT. In the event that Venture Tech (or its permitted transferees) are transferring any restricted Equity Shares to a third party, then Satyam shall have the right to require the third party to purchase a proportionate number of restricted Equity Shares held by Satyam at the same price per share to be received by the Investors.

                  - DRAG-ALONG RIGHT. In the event that SAIF (or its permitted transferee) wishes to sell all or a portion of its Equity Shares to a third party in a transaction approved by three-fourths majority of the aggregate of the Equity Shares held by Venture Tech (and its permitted transferees) and SAIF (and its permitted transferees), then SAIF shall have the right to require Satyam and Venture Tech to sell all or a portion of their Equity Shares to such third party at the same price per share to be received by SAIF.

                  - PRE-EMPTIVE RIGHTS. Except with respect to certain exempt issuances described in the Investor Rights Agreement, if the Company wishes to issue any share capital or other securities convertible into share capital to any person, then the Company shall offer a proportionate amount of such share capital or other securities to each of Satyam, Venture Tech and SAIF at a price per security equal to the Company's offered price.

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CUSIP NO. 804099208                                            Page 7 of 7 Pages
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         References to, and descriptions of, the Investor Rights Agreement in this Item 6 is qualified in its entirety by reference to the copies of the Investor Rights Agreement which is included as Exhibit 1 to this statement and which are incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

         Except as set forth herein or in the Exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Equity Shares owned by the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Investor Rights Agreement, dated October 7, 2002, by and among Sify Limited (formerly Satyam Infoway Limited), SAIF Investment Company Limited, Satyam Computer Services Limited and Venture Tech Solutions Pvt. Ltd. incorporated by reference to the Investor Rights Agreement included as Exhibit
99.3 to the Form 6-K furnished by Sify Limited on October 10, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  March 20, 2003

                                     SATYAM COMPUTER SERVICES LIMITED

                                     By: /s/ G. Jayaraman
                                     --------------------------------
                                     Name:  G. Jayaraman
                                     Title: Vice President Corporate Affairs and
                                            Company Secretary

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional Misstatements Or Omissions Of Fact Constitute Federal Criminal Violations (See 18 U.S.C. 1001)